SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

Clearwire Corporation

(Name of the Issuer)

Clearwire Corporation

Sprint Nextel Corporation

Sprint HoldCo, LLC

SN UHC 1, Inc.

SN UHC 4, Inc.

Collie Acquisition Corp.

(Name of Person(s) Filing Statement)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number of Class of Securities)

Broady R. Hodder Senior Vice President and General Counsel Clearwire Corporation 1475 120th Avenue Northeast, Bellevue, WA 98005 (425) 216-7600	Charles R. Wunsch Senior Vice President and General Counsel Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251 (855) 848-3280

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

David Fox Joshua Korff David Feirstein Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Thomas H. Kennedy Jeremy D. London Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Robert E. Spatt Marni J. Lerner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael J. Egan King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation[1]	Amount of Filing Fee[2]
$2,273,700,375.01	$310,135.00

1	The filing fee was determined based upon the sum of (a) 668,248,967 (which represents the total number of shares of Class A Common Stock of Clearwire outstanding and not beneficially owned by Sprint Nextel Corporation, SOFTBANK CORP. or any of their respective affiliates), multiplied by $2.97 per share, (b) 65,644,812 of Class B Common Stock of Clearwire and Class B Common Units of Clearwire Communications LLC outstanding and not beneficially owned by Sprint Nextel Corporation, SOFTBANK CORP. or any of their respective affiliates, which can be exchanged into 65,644,812 shares of Class A Common Stock of Clearwire, multiplied by $2.97, (c) 30,840,354 restricted stock units outstanding or reserved for issuance pursuant to awards made under the Company’s 2012 Performance Long-Term Incentive Plan, multiplied by $2.97 per share per share, and (d) 2,000,000 shares of Class A Common Stock of Clearwire issuable upon exercise of outstanding warrants with an exercise price of less than $2.97, multiplied by $1.22 per share (which is the excess of $2.97 over the weighted average exercise price of such warrants).

2	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying .00013640 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $306,192.94	Filing Party: Clearwire Corporation

Form or Registration No.: Schedule 14A	Date Filed: February 1, 2013

Amount Previously Paid: $3,990.98	Filing Party: Clearwire Corporation

Form or Registration No.: Schedule 14A	Date Filed: March 12, 2013

Introduction

This Amendment No. 5 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 5 to Schedule 13E-3”) is being filed jointly by Clearwire Corporation, a Delaware corporation (“Clearwire”), Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”), SN UHC 1, Inc., a Delaware corporation (“SN UHC 1”), SN UHC 4, Inc., a Delaware Corporation (“SN UHC 4”) and Collie Acquisition Corp., a Delaware corporation (“Merger Sub”, and together with Sprint, Sprint HoldCo, SN UHC 1 and SN UHC 4, the “Sprint Parties”) in connection with the Agreement and Plan of Merger, dated as of December 17, 2012, by and among Clearwire, Sprint and Merger Sub (as it may be amended from time to time, the “Merger Agreement”). Clearwire and the Sprint Parties are referred to herein as the “Filing Persons.” If the Merger Agreement is adopted by Clearwire’s stockholders, Merger Sub will merge with and into Clearwire, with Clearwire continuing as the surviving corporation (the “Merger”) (subject to the satisfaction or waiver of all other conditions to the consummation of the Merger). In the Merger, each issued and outstanding share of Class A common stock of Clearwire, par value $0.0001 per share (the “Class A Common Stock”) (other than any shares held by Sprint, SOFTBANK CORP., any of their respective affiliates and any stockholders who properly exercise their appraisal rights under Delaware law) will automatically be converted into the right to receive $2.97 per share in cash, without interest, less any applicable withholding taxes (the “Merger Consideration”). In addition, Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation and the only holder of Class B common stock of Clearwire (“Class B Common Stock” and, together with the corresponding Clearwire Communications, LLC Class B units, the “Class B Interests”) other than Clearwire, Sprint and Sprint’s affiliates, has elected to irrevocably exchange, immediately prior to the effective time of the Merger, all of its Class B Interests into shares of Class A Common Stock, which will then automatically convert into the right to receive the Merger Consideration at the effective time of the Merger.

Concurrently with the filing of this Amendment No. 5 to Schedule 13E-3, Clearwire is filing a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Clearwire board of directors is soliciting proxies from stockholders of Clearwire in connection with the Merger, including to adopt the Merger Agreement. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Amendment No. 5 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information in, or incorporated by reference in, this Amendment No. 5 to Schedule 13E-3 and/or the Proxy Statement other than information concerning the Sprint Parties and their affiliates other than Clearwire has been supplied by Clearwire. All information in, or incorporated by reference in, this Amendment No. 5 to Schedule 13E-3 and/or the Proxy Statement concerning the Sprint Parties and their affiliates other than Clearwire has been supplied by or on behalf of the Sprint Parties.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)	The name of the subject company is Clearwire Corporation, a Delaware corporation. Clearwire’s executive offices are located at 1475 120th Avenue Northeast, Bellevue, WA 98005. Its telephone number is (425) 216-7600.

(b)	The class of securities to which this Amendment No. 5 to Schedule 13E-3 relates is the Class A common stock, par value $0.0001 per share, of Clearwire, of which 699,171,925 shares were issued and outstanding as of April 2, 2013.

(c)	The information set forth under the caption “Other Important Information Regarding Clearwire—Market Price of Common Stock and Dividends” in the Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the caption “Other Important Information Regarding Clearwire—Market Price of Common Stock and Dividends” in the Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the caption “Other Important Information Regarding Clearwire—Prior Public Offerings” in the Proxy Statement is incorporated herein by reference.

(f)	The information set forth under the caption “Other Important Information Regarding Clearwire—Certain Purchases and Sales of Company Common Stock” in the Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) - (c)	The information under the captions “Parties to the Merger,” “Other Important Information Regarding Clearwire—Directors and Officers of the Company” and “Other Important Information Regarding the Sprint Parties” in the Proxy Statement is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)	(i)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Certain Effects of the Merger” and “The Merger Agreement—The Merger” in the Proxy Statement is incorporated herein by reference.

	(ii)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Summary Term Sheet—The Merger Agreement—Treatment of Clearwire Stock Options and Other Equity-Based Awards and Convertible Securities,” “Questions and Answers About the Special Meeting and the Merger” and “The Merger Agreement—Merger Consideration” in the Proxy Statement is incorporated herein by reference.

	(iii)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

	(iv)	The information set forth under the captions “Summary Term Sheet—The Special Meeting—Vote Required,” “The Special Meeting—Vote Required” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

	(v)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

	(vi)	The information set forth under the caption “Special Factors—Accounting Treatment” in the Proxy Statement is incorporated herein by reference.

	(vii)	The information set forth under the captions “Summary Term Sheet—Special Factors—Material United States Federal Income Tax Consequences of the Merger”, “Special Factors—Material United States Federal Income Tax Consequences of the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “The Merger Agreement—Merger Consideration,” “The Merger Agreement—Treatment of Clearwire Stock Options and Other Equity-Based Awards and Convertible Securities,” “The Voting and Support Agreement,” “The Agreement Regarding Right of First Offer,” “The Irrevocable Exchange Agreement” and “The Note Purchase Agreement” in the Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary Term Sheet—The Special Meeting—Appraisal Rights,” “Appraisal Rights” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Proxy Statement is incorporated herein by reference.

(f)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	The information set forth under the caption “Related Party Transactions” in Clearwire’s Definitive Proxy Statement under Regulation 14A in connection with its annual meeting of stockholders, filed with the SEC on April 30, 2012, and under the captions “Amendments to the Equityholders’ Agreement” and “The Note Purchase Agreement” in the Proxy Statement is incorporated herein by reference.

(b) - (c)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “The Merger Agreement,” “The Voting and Support Agreement,” “The Agreement Regarding Right of First Offer,” “The Irrevocable Exchange Agreement,” “Amendments to the Equityholders’ Agreement” and “The Note Purchase Agreement” in the Proxy Statement is incorporated herein by reference.

(e)	The information set forth in Clearwire’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and under the captions “Summary Term Sheet—The Special Meeting—Record Date and Quorum,” “Summary Term Sheet—The Special Meeting—Vote Required,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger Agreement,” “The Voting and Support Agreement,” “The Agreement Regarding Right of First Offer,” “The Irrevocable Exchange Agreement,” “Amendments to the Equityholders’ Agreement,” “The Note Purchase Agreement,” “Parties to the Merger” and “Other Important Information Regarding Clearwire—Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(c)(1)-(8)	The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger Agreement,” “Amendments to the Equityholders’ Agreement,” “The Note Purchase Agreement,” “Other Important Information Regarding Clearwire—Directors and Officers of the Company,” “Other Important Information Regarding Clearwire—Market Price of Common Stock and Dividends” and “Delisting and Deregistration of Common Stock” in the Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

(b)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Summary Term Sheet—Special Factors—Material United States Federal Income Tax Consequences of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “Special Factors—Material United States Federal Income Tax Consequences of the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) - (e)	The information set forth under the captions “Summary Term Sheet—Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Proxy Statement is incorporated herein by reference.

(f)	The information set forth under the caption “Special Factors—Background of the Merger” in the Proxy Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) - (c)

The information set forth under the captions “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Special Committee,” “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,”

“Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Fees and Expenses” and “Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference.

The written opinions of Centerview Partners LLC, dated December 16, 2012, and Evercore Group L.L.C., dated December 16, 2012, are attached to the Proxy Statement as Annexes G and H, respectively, and are incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012, is incorporated herein by reference.

The presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012, is incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012, is incorporated herein by reference.

The presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012, is incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012, is incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 14, 2012, is incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 16, 2012, is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Clearwire, located at 1475 120th Avenue Northeast, Bellevue, WA 98005, during its regular business hours by any interested equity security holder of Clearwire or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) - (b)	The information set forth under the caption “Special Factors—Financing of the Merger” in the Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Special Factors—Fees and Expenses” and “The Merger Agreement—Expenses” in the Proxy Statement is incorporated herein by reference.

(d)	Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) - (b)	The information set forth under the captions “Special Factors—Interests of Certain Persons in the Merger,” “Other Important Information Regarding Clearwire—Security Ownership of Certain Beneficial Owners and Management” and “Other Important Information Regarding Clearwire—Certain Purchases and Sales of Company Common Stock” in the Proxy Statement is incorporated herein by reference.

As of April 23, 2013, the directors and executive officers of Sprint, Merger Sub, Sprint HoldCo, SN UHC 1 and SN UHC 4 do not beneficially own any shares of Class A Common Stock or Class B Common Stock.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) - (e)	The information set forth under the captions “Summary Term Sheet—Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Special Factors—Intent to Vote in Favor of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “Special Factors—Intent to Vote in Favor of the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Voting and Support Agreement,” “The Special Meeting—Vote Required” and “The Merger (The Merger Agreement Proposal—Proposal 1)—Vote Required and Board Recommendation” in the Proxy Statement is incorporated herein by reference.

Item 13.	Financial Information.

Regulation M-A Item 1010

(a)	The information set forth under the captions “Other Important Information Regarding Clearwire—Selected Historical Consolidated Financial Data,” “Other Important Information Regarding Clearwire—Ratio of Earnings to Fixed Charges” and “Other Important Information Regarding Clearwire—Book Value per Share of Common Stock” in the Proxy Statement is incorporated herein by reference. Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2012, is incorporated herein by reference.

(b)	Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) - (b)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Fees and Expenses,” “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses” in the Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	The information set forth under the caption “Special Factors—Interests of Certain Persons in the Merger—Golden Parachute Compensation” in the Proxy Statement is incorporated herein by reference.

(c)	The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of Clearwire Corporation (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on April 23, 2013, and incorporated by reference herein) (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (included as part of the Proxy Statement).

(a)(3)	Press release, dated December 17, 2012 (incorporated by reference to Exhibit 99.2 to Clearwire’s Form 8-K, dated and filed December 17, 2012).

(c)(1)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated December 16, 2012 (included as Annex J of the Proxy Statement).

(c)(2)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012 (included as Annex K of the Proxy Statement).

(c)(3)*	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012.

(c)(4)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012.

(c)(5)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012.

(c)(6)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012

(c)(7)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012.

(c)(8)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 14, 2012.

(c)(9)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 16, 2012.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint, Merger Sub and Clearwire (included as Annex A-1 of the Proxy Statement).

(d)(2)	First Amendment to the Agreement and Plan of Merger, dated as of April 18, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex A-2 of the Proxy Statement).

(d)(3)	Voting and Support Agreement, dated as of December 17, 2012, by and among Clearwire and the Persons named on Schedule A thereto (included as Annex B of the Proxy Statement).

(d)(4)	Agreement Regarding Right of First Offer, dated as of December 17, 2012, by and among Sprint HoldCo, Sprint and the Persons named on Schedule A thereto (included as Annex C of the Proxy Statement).

(d)(5)	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint and Intel Capital Wireless Investment Corporation 2008A (included as Annex D of the Proxy Statement).

(d)(6)	Second Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-1 of the Proxy Statement).

(d)(7)	Third Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-2 of the Proxy Statement).

(d)(8)	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-1 of the Proxy Statement).

(d)(9)	First Amendment to the Note Purchase Agreement, dated as of January 31, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-2 of the Proxy Statement).

(d)(10)	Second Amendment to the Note Purchase Agreement, dated as of February 26, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-3 of the Proxy Statement).

(d)(11)	Registration Rights Agreement, dated as of March 1, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc., the entities listed on Schedule 1 thereto and Sprint (included as Annex H of the Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex L of the Proxy Statement).

*	Previously filed with the Schedule 13E-3 on February 1, 2013.

**	Previously filed with the Amendment 1 to Schedule 13E-3 on March 12, 2013.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 23, 2013

CLEARWIRE CORPORATION

By:	/s/ Hope F. Cochran
Name:	Hope F. Cochran
Title:	Chief Financial Officer

SPRINT NEXTEL CORPORATION

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	Senior Vice President, General Counsel and Corporate Secretary

SPRINT HOLDCO, LLC

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

SN UHC 1, INC.

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

SN UHC 4, INC.

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

COLLIE ACQUISITION CORP.

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Proxy Statement of Clearwire Corporation (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on April 23, 2013, and incorporated by reference herein) (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (included as part of the Proxy Statement).

(a)(3)	Press release, dated December 17, 2012 (incorporated by reference to Exhibit 99.2 to Clearwire’s Form 8-K, dated and filed December 17, 2012).

(c)(1)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated December 16, 2012 (included as Annex J of the Proxy Statement).

(c)(2)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012 (included as Annex K of the Proxy Statement).

(c)(3)*	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012.

(c)(4)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012.

(c)(5)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012.

(c)(6)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012.

(c)(7)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012.

(c)(8)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 14, 2012.

(c)(9)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 16, 2012.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint, Merger Sub and Clearwire (included as Annex A-1 of the Proxy Statement).

(d)(2)	First Amendment to the Agreement and Plan of Merger, dated as of April 18, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex A-2 of the Proxy Statement).

(d)(3)	Voting and Support Agreement, dated as of December 17, 2012, by and among Clearwire and the Persons named on Schedule A thereto (included as Annex B of the Proxy Statement).

(d)(4)	Agreement Regarding Right of First Offer, dated as of December 17, 2012, by and among Sprint HoldCo, Sprint and the Persons named on Schedule A thereto (included as Annex C of the Proxy Statement).

(d)(5)	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint and Intel Capital Wireless Investment Corporation 2008A (included as Annex D of the Proxy Statement).

(d)(6)	Second Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-1 of the Proxy Statement).

(d)(7)	Third Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-2 of the Proxy Statement).

(d)(8)	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F of the Proxy Statement).

(d)(9)	First Amendment to the Note Purchase Agreement, dated as of January 31, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-2 of the Proxy Statement).

(d)(10)	Second Amendment to the Note Purchase Agreement, dated as of February 26, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-3 of the Proxy Statement).

(d)(11)	Registration Rights Agreement, dated as of March 1, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc., the entities listed on Schedule 1 thereto and Sprint (included as Annex H of the Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex L of the Proxy Statement).

*	Previously filed with the Schedule 13E-3 on February 1, 2013.

**	Previously filed with the Amendment 1 to Schedule 13E-3 on March 12, 2013.